Exhibit 12.1

STATEMENT RE:

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Nine Months Ended		Years Ended
	9/30/2015	9/30/2014	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
	(dollars in millions)
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(77.9)	$(148.6)	$(466.7)	$(121.5)	$(128.7)	$(150.8)	$(177.3)
Add:
Fixed charges	177.9	170.2	229.9	213.8	197.1	195.4	198.1

	$100.0	$21.6	$236.8	$92.3	$68.4	$44.6	$20.8

Fixed Charges:
Interest expensed and capitalized	$173.9	$166.1	$223.7	$206.5	$190.4	$188.8	$192.6
Estimate of interest within rental expense (a)	4.0	4.1	6.2	7.3	6.7	6.6	5.5

Total Fixed Charges	$177.9	$170.2	$229.9	$213.8	$197.1	$195.4	$198.1

Ratio of Earnings to Fixed Charges (b)	—	—	—	—	—	—	—

(a)	One third of net rent expense is deemed to be representative of interest.
(b)	Our earnings were insufficient to cover fixed charges by $77.9 million, $148.6 million, $466.7 million, $121.5 million, $128.7 million, $150.8 million and $177.3 million for the nine months ended September 30, 2015 and 2014 and the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.